EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 6, 2014

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2014 (three months ended June 30, 2014) are against results for the second quarter of 2013 (three months ended June 30, 2013). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and Retail operating coverage ratio used in this MD&A are not prescribed by IFRS, or in the case of EBIT is an Additional IFRS financial measure. Such measures are defined in the “Additional IFRS and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of August 6, 2014 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and six months ended June 30, 2014 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Outlook, Key Risks and Uncertainties” section of this MD&A.

2014 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 second quarter net earnings from continuing operations were $625-million, or $4.34 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $744-million, or $5.00 diluted earnings per share from continuing operations, for the same quarter of 2013.

Financial Overview

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts and where noted)	2014	2013	Change	% Change	2014	2013	Change	% Change
Sales	7,338	6,908	430	6	10,417	10,064	353	4
Gross profit	1,599	1,699	(100)	(6)	2,155	2,404	(249)	(10)
Expenses	704	635	69	11	1,207	1,101	106	10
Earnings before finance costs and income taxes (“EBIT”)	895	1,064	(169)	(16)	948	1,303	(355)	(27)
Net earnings from continuing operations	625	744	(119)	(16)	637	890	(253)	(28)
Net earnings	616	747	(131)	(18)	619	888	(269)	(30)
Diluted earnings per share from continuing operations	4.34	5.00	(0.66)	(13)	4.42	5.97	(1.55)	(26)
Diluted earnings per share	4.28	5.02	(0.74)	(15)	4.29	5.96	(1.67)	(28)
Effective tax rate (%)	28	27	N/A	N/A	28	27	N/A	N/A

Sales and Gross Profit

	Quarter to date change		Year to date change
(millions of U.S. dollars)	Sales	Gross Profit	Sales	Gross Profit
Retail	834	207	927	218
Wholesale	(382)	(276)	(513)	(448)
Other	(22)	(31)	(61)	(19)

	430	(100)	353	(249)

Retail sales and gross profit for the second quarter and first half of 2014 increased compared to the prior year primarily due to the inclusion of results from Viterra Inc. (“Viterra”) retail centers further supported by improvements in gross profit in Australia and Argentina (see section “Retail” for further discussion).

Wholesale sales and gross profit for the second quarter and the first half of 2014 decreased compared to the prior year primarily as a result of lower realized sales prices consistent with benchmark pricing (see section “Wholesale” for further discussion).

Expenses

Expenses increased by $69-million and $106-million for the second quarter and first half of 2014, respectively, compared to the same periods last year. The difference is largely a result of an increase in Retail selling expenses of $65-million in the second quarter and $112-million in the first half of 2014, primarily driven by increased costs from the inclusion of results from Viterra retail centers in Western Canada.

The following table is a summary of our other expenses (income) for the second quarter and first half of 2014 and 2013, respectively.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Realized and unrealized gain on commodity derivatives not designated as hedges	—	(1)	(32)	(9)
Realized and unrealized loss (gain) on foreign exchange derivatives not designated as hedges	27	4	12	(9)
Interest income	(19)	(16)	(30)	(31)
Foreign exchange (gain) loss	(29)	7	(17)	26
Environmental remediation and asset retirement obligations	22	3	20	4
Bad debt expense	25	21	30	26
Potash profit and capital tax	3	8	6	12
Other	13	16	13	12

	42	42	2	31

Effective Tax Rate

The effective tax rate on continuing operations was 28 percent for the second quarter and 28 percent for first half of 2014 and is higher than the effective tax rate of 27 percent and 27 percent, respectively, for the same periods last year due to a decrease in income earned in low tax jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2014 second quarter sales were a record $6.4-billion, a 15 percent increase compared to sales of $5.6-billion for the same period last year. Total gross profit was $1.3-billion in the second quarter of 2014, compared to the $1.1-billion achieved in the second quarter of 2013. The record results in sales and gross profit were due to a combination of the contribution from the acquired Viterra agri-retail operations, an improvement in international operations and continued earnings growth for the our legacy North American business. While the spring season was delayed in North America this year, growers were able to complete a majority of seeding and application of major crop inputs in a timely manner. Retail reported record EBITDA of $791-million in the second quarter of 2014, compared to $619-million in the second quarter of last year. The acquired Viterra operations accounted for over half of the $172-million increase in EBITDA in the current quarter. International Retail operations contributed $50-million in EBITDA this quarter, compared to $21-million in the second quarter of 2013. The increase in international Retail results was due to lower costs and an improved livestock market in Australia and improved growing conditions and margins in both Australia and South America.

Crop nutrient sales were $2.7-billion this quarter, compared to $2.5-billion in the second quarter of 2013. The increase was due to additional volumes from the acquired Viterra operations and an approximate 4 percent increase in U.S. sales volumes, as the impact of lower corn acreage was offset by stronger application rates. The increase in volumes more than offset lower global crop nutrient prices compared to the same period last year. Gross profit for crop nutrients was $505-million this quarter, up 19 percent from the $424-million reported in the second quarter of 2013. Total crop nutrient margins as a percentage of sales were 18.6 percent in the second quarter of 2014, compared to 17.1 percent in the same period last year.

Crop protection sales were $2.2-billion in the second quarter of 2014, compared to the $1.8-billion in sales reported in the same period last year. Total crop protection gross profit this quarter was $457-million, compared to $406-million reported in the second quarter of 2013. The increase in sales and gross profit was due to a combination of the contribution from the acquired Viterra operations and a shift in some sales from the first quarter of 2014 into the second quarter of this year. Total crop protection margins as a percentage of sales declined to 20.8 percent this quarter, compared to 22.0 percent in the same period last year. The reduction in margins this quarter was largely due to averaging in the lower margin product mix from the Viterra operations and from pricing pressures and product mix in the U.S. crop protection market this spring.

Seed sales were $1.0-billion in the second quarter of 2014, an increase from the $809-million achieved in the second quarter last year. Gross profit was $196-million this quarter, up 40 percent from the $140-million earned in the second quarter of 2013. The increase in seed sales and gross profit is attributed to contributions from Viterra’s seed business and higher sales of cotton and soybean seed units in the U.S. Corn seed volumes remained flat this quarter versus the same period last year despite a reduction in U.S. corn acreage. Total seed margins as a percentage of sales were 18.9 percent in the second quarter of 2014, an increase of 1.6 percent from the same period in 2013. The increase in margins compared to last year was due to contributions from Viterra’s higher margin proprietary canola seed business.

Merchandise sales in the second quarter of 2014 were $218-million, compared to $142-million in the same period last year. Gross profit for this product group was $24-million this quarter, which is similar to the $23-million reported in the second quarter of 2013. The increase in sales and gross profit is due to the addition of the Viterra fuel and equipment business lines, which were partially offset by decreased offerings of lower margin general merchandise in Australia.

Services and other sales were $234-million this quarter, compared to the $279-million reported in the second quarter of 2013. The decrease in sales was a result of the closure of the wool export business in Australia. Gross profit was $167-million in the second quarter of 2014, compared to $149-million for the same period last year. The higher gross profit is attributed to improved margins from the livestock markets and other services in Australia, the addition of the Viterra business and stronger margins for services at our legacy North America operations. Services and other sales margins as a percentage of sales were 71 percent this quarter versus 53 percent last year.

Retail selling expenses for the second quarter of 2014 were $603-million, an increase of $65-million compared to the $538-million reported in the second quarter of last year. The increase was due to the addition of the Viterra business and the associated payroll and depreciation expenses. Total selling expenses as a percentage of sales decreased to 9.4 percent in the second quarter of 2014, compared to 9.7 percent reported in the second quarter last year. The reduction in percentage selling expenses is due to improvements in international operations and the continued leveraging of size and scale of the North American operations. The operating coverage ratio (rolling four quarters as of June 30, 2014) is 69 percent compared to 72 percent as of June 30, 2013.

Wholesale

Wholesale’s 2014 second quarter sales were $1.2-billion, down from the $1.6-billion reported in the same quarter last year. Gross profit was $227-million this quarter, compared to $503-million in the second quarter of 2013. Wholesale Adjusted EBITDA was $263-million in the second quarter of 2014 compared to $542-million reported in the same period last year. The reduction in earnings was primarily the result of lower global benchmark prices across all nutrients and a reduction in nitrogen sales volumes due to planned and unplanned plant outages this quarter.

Nitrogen gross profit in the second quarter of 2014 was $101-million compared to $294-million in the same quarter last year. Nitrogen sales volumes declined 18 percent to 906,000 tonnes. This was a result of an unplanned outage at the Carseland facility during the quarter accounting for 158,000 tonnes of lost production, and a planned turnaround at the Fort Saskatchewan facility. Realized sales prices for nitrogen were $464 per tonne this quarter compared to $582 per tonne in the second quarter of 2013 as a result of lower benchmark pricing. Nitrogen cost of product sold was $353 per tonne this quarter, an increase from the $315 per tonne reported in the second quarter of 2013, due to higher natural gas costs and higher costs resulting from planned and unplanned outages. Average nitrogen gross margins were $111 per tonne this quarter, compared to $267 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $4.49/MMBtu this quarter ($4.51/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.67/MMBtu for the same period in 2013 ($3.73/MMBtu including the impact of realized losses on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the second quarter of 2014 was $4.56/MMBtu, compared to $4.09/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.30/MMBtu discount to NYMEX in the second quarter of 2014, a decrease from the $0.56/MMBtu discount in the second quarter of 2013.

Potash gross profit for the second quarter of 2014 was $72-million, compared to $120-million reported in the same quarter last year. The decrease was driven by lower benchmark and realized sales prices. Sales volumes increased to 566,000 tonnes this quarter compared to 544,000 tonnes in the second quarter of 2013. Increased domestic demand resulted from a strong spring application season and an early fall fill program, which more than offset reduced international shipments due to a lower Canpotex allocation. Potash total cost of product sold was $182 per tonne this quarter, up from the $168 per tonne reported in the same quarter last year. The increase was due to the proportionately higher percentage of domestic sales, which unlike international sales include freight costs. The cost of production on a per tonne basis was slightly lower year over year, as both variable and fixed costs were reduced on a per tonne basis. Gross margin on a per tonne basis was $128 in the second quarter of 2014, compared to the $221 per tonne realized during the same quarter in 2013.

Phosphate gross profit was $6-million in the second quarter of 2014, compared to $27-million in the same quarter last year. The decrease was due to lower realized sales prices and sales volumes. Realized phosphate sales prices were $598 per tonne this quarter, a decrease from $667 per tonne in the same period last year as a result of lower benchmark prices. Phosphate sales volumes were 268,000 tonnes in the second quarter of 2014, down 49,000 tonnes compared to the same period last year. The primary causes of the lower sales volumes were production issues relating to imported rock quality at the Redwater facility and a planned turnaround at the Conda facility. Phosphate cost of product sold was $576 per tonne in the second quarter of 2014, slightly lower than the same period last year. Gross margin in the second quarter of 2014 was $22 per tonne compared to $83 per tonne in the same period last year.

Wholesale expenses in the second quarter of 2014 were $36-million compared to $38-million in the same period last year.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2014 was a loss of $6-million, compared to income of $38-million for the second quarter of 2013. The $31-million unfavorable change in gross profit was due to more inter-segment inventory held in our Retail business unit not yet sold to external customers. Coupled with this was a $14-million lower share-based payments recovery resulting from less of a decrease of our share price during the second quarter of 2014 compared to the second quarter of 2013.

EBITDA for Other in the first half of 2014 was a loss of $74-million, compared to a loss of $24-million for the first half of 2013. The change was comprised of:

•	A $19-million unfavorable change in gross profit for the first half of 2014 compared to the first half of 2013 which reflected more inter-segment inventory held in our Retail business unit not yet sold to external customers; and

•	An increase in share-based payments expense of $29-million resulting from a $15-million expense in the first half of 2014 compared to the recovery of $14-million in the first half of 2013.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2014 compared to December 31, 2013.

(millions of U.S. dollars, except as noted)	June 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	759	801	(42)	(5%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,542	2,105	1,437	68%	Increased sales during the spring season resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	4	78	(74)	(95%)	First half tax provision exceeded tax installment payments made coupled with current period tax receipts.
Inventories	3,097	3,413	(316)	(9%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	157	805	(648)	(80%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.
Other current assets	124	104	20	19%	Increase in the amount of investments.
Assets held for sale	210	202	8	4%	-

(millions of U.S. dollars, except as noted)	June 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Current liabilities
Short-term debt	1,202	764	438	57%	Issuance of commercial paper used for working capital and capital expenditures.
Accounts payable	4,263	3,985	278	7%	Increased Retail inventory purchases due to increased sales activity, partially offset by drawdown of customer prepayments during the spring application season.
Income taxes payable	179	2	177	8,850%	First half provision exceeded the first half installments.
Current portion of long-term debt	54	58	(4)	(7%)	-
Current portion of other provisions	116	112	4	4%	-
Liabilities held for sale	55	44	11	25%	Increase in accounts payable during the spring sales season.

Working capital	2,024	2,543	(519)	(20%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2014	2013	Change
Cash provided by operating activities	798	295	503
Cash (used in) provided by investing activities	(1,036)	117	(1,153)
Cash provided by (used in) financing activities	214	(548)	762
Effect of exchange rate changes on cash and cash equivalents	(19)	(33)	14

Decrease in cash and cash equivalents from continuing operations	(43)	(169)	126

Cash and cash equivalents provided by discontinued operations	1	5	(4)

Analysis of cash flows for the six months ended June 30, 2014

Cash flows from operating activities increased primarily due to lower working capital requirements. Our sales increased in 2014, however we achieved lower receivable balances due to a faster collection period while increased accounts payable reflected later purchasing from delayed sales during the season attributed to wet weather. This was coupled with lower taxes paid for the period resulting from reduced earnings in 2013. Current period net earnings were reduced due to lower commodity selling prices.

Cash used in investing activities during the six months consisted of $1,002-million in capital expenditures, primarily for our Vanscoy potash facility expansion.

Cash was provided by financing activities through the issuance of short-term debt, primarily under our commercial paper facility.

Capital Expenditures

	Six months ended June 30,
(millions of U.S. dollars)	2014	2013
Sustaining capital	300	231
Investing capital	702	519

Total	1,002	750

Our investing capital expenditures increased in the first half of 2014 compared to the first half of 2013 due to increased activity on the Vanscoy potash expansion project. Ongoing challenges with contractor productivity on the potash expansion project continues to place significant upward pressure on the total project cost. We anticipate second half 2014 total capital expenditures to be at, or above, the first half of 2014.

Short-term Debt

Our short-term debt of $1,202-million at June 30, 2014 is summarized in note 5 of our Consolidated Financial Statements.

OUTSTANDING SHARE DATA

Agrium had approximately 144 million outstanding shares at July 31, 2014. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Sales	7,338	3,079	2,867	2,796	6,908	3,156	3,093	2,768
Gross profit	1,599	556	740	629	1,699	705	974	730
Net earnings from continuing operations	625	12	110	80	744	146	358	140
Net (loss) earnings from discontinued operations	(9)	(9)	(11)	(4)	3	(5)	(4)	(11)
Net earnings	616	3	99	76	747	141	354	129
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	4.34	0.08	0.74	0.54	5.00	0.98	2.37	0.87
Diluted	4.34	0.08	0.74	0.54	5.00	0.98	2.36	0.87
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.03)	(0.07)
Diluted	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.02)	(0.07)
Earnings per share attributable to equity holders of Agrium:
Basic	4.28	0.02	0.66	0.52	5.02	0.94	2.34	0.80
Diluted	4.28	0.02	0.66	0.52	5.02	0.94	2.34	0.80

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

DISCONTINUED OPERATIONS

In December 2013, Agrium commenced with a divestment process for the AAT Direct Solutions and Turf and Ornamental businesses that were not transitioned to our Wholesale business unit. On July 2, 2014, Agrium announced the completion of the sale of the Turf and Ornamental business for approximately $94-million.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this press release and MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Refer to the following tables for further discussion of how they are calculated and their usefulness to users including management. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our consolidated financial statements included in this press release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

Retail operating coverage ratio	Retail gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.	Metric used by management to evaluate our Retail business. We believe this metric is also useful to investors and securities analysts in evaluating operating performance of our Retail business.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	June 30, 2014				June 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	791	263	(6)	1,048	619	542	38	1,199
Equity accounted joint ventures:
Finance costs and income taxes	—	8	—	8	—	7	—	7
Depreciation and amortization	—	3	—	3	—	1	—	1

EBITDA	791	252	(6)	1,037	619	534	38	1,191
Depreciation and amortization	77	61	4	142	57	69	1	127

EBIT	714	191	(10)	895	562	465	37	1,064

	Six months ended				Six months ended
	June 30, 2014				June 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	808	500	(74)	1,234	644	935	(24)	1,555
Equity accounted joint ventures:
Finance costs and income taxes	—	12	—	12	—	14	—	14
Depreciation and amortization	—	5	—	5	—	3	—	3

EBITDA	808	483	(74)	1,217	644	918	(24)	1,538
Depreciation and amortization	149	114	6	269	110	119	6	235

EBIT	659	369	(80)	948	534	799	(30)	1,303

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report. Since the date of our 2013 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 of our Consolidated Interim Financial Statements for the quarter ended March 31, 2014.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2013 Annual Report and under the heading “Risk Factors” on pages 29 - 40 in our 2013 Annual Information Form has not changed materially since December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2013 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Favorable growing conditions in most major agriculture regions have boosted global crop production prospects in recent months. Growers in the U.S. Corn Belt have particularly benefitted from advantageous growing conditions. The United States Department of Agriculture (“USDA”) recently reported the U.S. corn crop in the best condition since 1999 and the soybean crop in the best condition since 1994. In response to these robust growing conditions, prices of most major grains and oilseeds have declined and analysts are projecting that 2014/15 prices will be the lowest they have been since 2009/10. Grower margins are more sensitive to changes in crop prices than any other variable, so lower crop prices would result in lower per acre cash margins; however, strong crop yields will offset some of the crop price decline. While the financial benefit of applying crop inputs does not change significantly at current crop prices versus the prices earlier in the year, some precautionary applications of crop protection and plant health products may be impacted.

Wet conditions throughout many areas of North America delayed herbicide application early in the growing season. These conditions were conducive to disease development, which has supported fungicide demand; however, there have been some areas in the Northern U.S. and Western Canada that have continued to struggle to get equipment into wet fields. In general, we expect that growers will continue to promote optimal plant health through application of crop protection products and nutritionals in order to maintain yield potential.

Crop nutrient demand in the third quarter to date has been steady, despite lower crop prices. With 2013/14 logistical constraints fresh in the memories of buyers, the retail chain has sought to re-fill the empty North American supply chain following strong demand in the first half of 2014. The global nitrogen market has been relatively stable, as prices have been supported by Chinese urea costs and low availability out of the Ukraine. At current international urea prices, we expect that Chinese urea exports in the second half of 2014 will be below the same period in 2013. Buyer confidence in the potash market has supported firm demand for the second half of 2014 and Canpotex recently reported that it was sold out of potash for the third quarter. Firm demand has also supported the phosphate market, but the Indian market remains a source of uncertainty in the second half of 2014 as the Indian monsoon rains were historically low in June.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below in this MD&A. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. There is risk regarding the size and timing of expected synergies related to our acquisition of certain Retail Agri-products assets of Viterra; and there is a risk of additional capital expenditure cost escalation on the potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Direct Solutions business and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.